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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           -------------------------

                                  SCHEDULE TO/A

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 25)

                              TAUBMAN CENTERS, INC.
                       (Name of Subject Company (Issuer))

                        SIMON PROPERTY ACQUISITIONS, INC.
                           SIMON PROPERTY GROUP, INC.
                             WESTFIELD AMERICA, INC.
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    876664103
                      (CUSIP Number of Class of Securities)

    James M. Barkley, Esq.                         Peter R. Schwartz, Esq.
  Simon Property Group, Inc.                       Westfield America Inc.
     National City Center                         11601 Wilshire Boulevard
  115 West Washington Street                             12th Floor
        Suite 15 East                               Los Angeles, CA 90025
    Indianapolis, IN 46024                        Telephone: (310) 445-2427
  Telephone: (317) 636-1600

                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            -----------------------

                                   Copies to:

   Steven A. Seidman, Esq.                       Scott V. Simpson, Esq.
   Robert B. Stebbins, Esq.             Skadden, Arps, Slate, Meagher & Flom LLP
   Willkie Farr & Gallagher                         One Canada Square
      787 Seventh Avenue                              Canary Wharf
   New York, New York 10019                     London, E14 5DS, England
  Telephone: (212) 728-8000                   Telephone: (44) 20 7519 7000

-------------------------------------------------------------------------------
                            CALCULATION OF FILING FEE
================================================================================
       TRANSACTION VALUATION*                      AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
         $1,194,236,060                                $238,847.21
================================================================================

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $20.00, the per share tender offer price, by 59,711,803 shares of Common Stock, consisting of (i) 50,908,965 outstanding shares of Common Stock, (ii) 2,270 shares of Common Stock issuable upon conversion of 31,784,842 outstanding shares of Series B Non-Participating Convertible Preferred Stock, (iii) 7,202,785 shares of Common Stock issuable upon conversion of outstanding partnership units of The Taubman Realty Group, Limited Partnership ("TRG") and (iv) 1,597,783 shares of Common Stock issuable upon conversion of outstanding options (each of which entitles the holder thereof to purchase one partnership unit of TRG which, in turn, is convertible into one share of Common Stock), based on Amendment No. 1 to the Registrant's Preliminary Proxy Statement on Schedule 14A filed on February 25, 2003, the Registrant's Schedule 14D-9 filed on December 11, 2002 and the Registrant's Annual Report on Forms10-K and 10-K/A for the year ended December 31, 2002.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/x/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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Amount Previously Paid:     $248,745.11
Form or Registration No.:   Schedule TO (File No. 005-42862),
                            Amendment No. 1 to the Schedule TO
                            and Amendment No. 5 to the Schedule TO

Filing Party:  Simon Property Group, Inc.; Simon Property
               Acquisitions, Inc.; Westfield America, Inc.

Date Filed:    December 5, 2002, December 16, 2002 and
               January 15, 2003

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

|_| Check the appropriate boxes below to designate any transactions to which the statement relates.

     |x| third-party tender offer subject to Rule 14d-1.

     |_| issuer tender offer subject to Rule 13e-4.

     |_| going-private transaction subject to Rule 13e-3.

     |_| amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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                                   SCHEDULE TO

     This Amendment No. 25 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "Commission") on December 5, 2002, as amended and supplemented by Amendment No. 1 thereto filed with the Commission on December 16, 2002, by Amendment No. 2 thereto filed with the Commission on December 27, 2002, by Amendment No. 3 thereto filed with the Commission on December 30, 2002, by Amendment No. 4 thereto filed with the Commission on December 31, 2002, by Amendment No. 5 thereto filed with the Commission on January 15, 2003, by Amendment No. 6 thereto filed with the Commission on January 15, 2003, by Amendment No. 7 thereto filed with the Commission on January 16, 2003, by Amendment No. 8 thereto filed with the Commission on January 22, 2003, by Amendment No. 9 thereto filed with the Commission on January 23, 2003, by Amendment No. 10 thereto filed with the Commission on February 7, 2003, by Amendment No. 11 thereto filed with the Commission on February 11, 2003, by Amendment No. 12 thereto filed with the Commission on February 18, 2003, by Amendment No. 13 thereto filed with the Commission on February 21, 2003, by Amendment No. 14 thereto filed with the Commission on February 21, 2003, by Amendment No. 15 thereto filed with the Commission on February 27, 2003, by Amendment No. 16 thereto filed with the Commission on February 27, 2003, by Amendment No. 17 thereto filed with the Commission on February 28, 2003, by Amendment No. 18 thereto filed with the Commission on March 3, 2003, by Amendment No. 19 thereto filed with the Commission on March 6, 2003, by Amendment No. 20 thereto filed with the Commission on March 18, 2003, by Amendment No. 21 thereto filed with the Commission on March 21, 2003, by Amendment No. 22 thereto filed with the Commission on March 28, 2003, by Amendment No. 23 thereto filed with the Commission on March 31, 2003 and by Amendment No. 24 thereto filed with the Commission on April 30, 2003 (as amended and supplemented, the "Schedule TO") relating to the offer by Simon Property Acquisitions, Inc., a Delaware corporation (the "Purchaser") and wholly owned subsidiary of Simon Property Group, Inc., a Delaware corporation ("SPG Inc."), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Taubman Centers, Inc. (the "Company") at a purchase price of $20.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 5, 2002 (the "Offer to Purchase"), and the Supplement to the Offer to Purchase, dated January 15, 2003 (the "Supplement"), and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). This Amendment No. 25 to the Schedule TO is being filed on behalf of the Purchaser, SPG Inc. and Westfield America, Inc. ("WEA").

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase, the Supplement and the Schedule TO, as applicable.

     The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

Item 11. ADDITIONAL INFORMATION.

     On May 1, 2003, the United States District Court for the Eastern District of Michigan (the "Court") issued an Opinion and Order (the "Opinion") in connection

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     with SPG Inc.'s and the Purchaser's action against the Company, the
     Company Board and certain members of the Taubman family, a copy of which is filed herewith as Exhibit (a)(5)(TT). The full text of a press release, dated May 1, 2003, issued by SPG Inc. and WEA in connection with the Opinion is filed herewith as Exhibit (a)(5)(UU).

Item 12. EXHIBITS.

     (a)(5)(TT) Opinion and Order issued on May 1, 2003 by the United States District Court for the Eastern District of Michigan in the matter of Simon Property Group, Inc. and Simon Property Acquisitions, Inc. v. Taubman Centers, Inc., A. Alfred Taubman, Robert S. Taubman, Lisa A. Payne, Graham T. Allison, Peter Karmanos, Jr., William S. Taubman, Allan J. Bloostein, Jerome A. Chazen and S. Parker Gilbert.

     (a)(5)(UU) Press Release issued by Simon Property Group, Inc. and Westfield America, Inc., dated May 1, 2003.

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                                    SIGNATURE

                  After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of May 2, 2003 that the information set forth in this statement is true, complete and correct.


                                  SIMON PROPERTY GROUP, INC.

                                  By:   /s/ James M. Barkley
                                     ------------------------------------
                                      Name:    James M. Barkley
                                      Title:   Secretary and General Counsel


                                  SIMON PROPERTY ACQUISITIONS, INC.

                                  By:   /s/ James M. Barkley
                                     ------------------------------------
                                      Name:    James M. Barkley
                                      Title:   Secretary and Treasurer

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                  After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies as of May 2, 2003 that the information set forth in this statement is true, complete and correct.


                                  WESTFIELD AMERICA, INC.

                                  By: /s/ Peter R. Schwartz
                                      -------------------------------
                                       Name: Peter R. Schwartz
                                       Title: Senior Executive Vice President

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                                  EXHIBIT INDEX


EXHIBIT NO.                                DESCRIPTION
-----------------   ------------------------------------------------------------

(a)(5)(TT) Opinion and Order issued on May 1, 2003 by the United States District Court for the Eastern District of Michigan in the matter of Simon Property Group, Inc. and Simon Property Acquisitions, Inc. v. Taubman Centers, Inc., A. Alfred Taubman, Robert S. Taubman, Lisa A. Payne, Graham T. Allison, Peter Karmanos, Jr., William S. Taubman, Allan J. Bloostein, Jerome A. Chazen and S. Parker Gilbert.

(a)(5)(UU) Press Release issued by Simon Property Group, Inc. and Westfield America, Inc., dated May 1, 2003.